UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

July 7, 2011

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova i500® Gains Market Recognition with Multiple Customers Orders”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2011	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: 972-8-938-7505 E-mail: info@nova.co.il http://www.nova.co.il	Investor Relations Contacts: Ehud Helft / Kenny Green CCG Investor Relations Tel: +1-646-201-9246 E-mail: nova@ccgisrael.com

Nova i500® Gains Market Recognition With Multiple Customers Orders

Nova receives multiple orders for its robust integrated metrology solution

•	Orders received from leading customers for advanced process nodes

•	Qualified to control key process steps for 3x technology nodes and below using enhanced Optical CD capability

REHOVOT, Israel, July 07, 2011 - Nova Measuring Instruments Ltd. (NASDAQ: NVMI), the market leader in integrated metrology solutions and provider of leading edge stand alone metrology to the semiconductor process control market, announced  today that multiple orders from leading edge customers were received for its newest Integrated Metrology system – the Nova i500.  The orders followed the successful completion of a rigorous qualification process, conducted by these customers over several months, to be the primary platform for their integrated process control needs. During qualifications the Nova i500 demonstrated more than 30% improvement in throughput and precision compared to the previous model in various production scenarios.
In order for manufacturers to maximize their yield, a narrower wafer-to-wafer process window for CMP process control is needed. This requires higher level of measurement precision and tool to tool matching in a shorter period of time. In addition, yield requirements dictate tighter control of within wafer variations which leads to increased sampling at the wafer level. These challenges, along with growing demand for more Optical CD measurements during the process, require a better and faster Optical CD integrated metrology tool. Nova i500 provides a powerful solution to address these growing performance demands.
The exceptionally high throughput of the Nova i500 is an enabler for CMP process control on latest generation polishers which are planned to exceed throughputs of around 100 wafers per hour. The combination of high speed wafer processing and continuously shrinking process windows make the Nova i500 an essential element in the overall CMP solution.
The Nova i500 is a significant addition to Nova’s product portfolio of innovative metrology solutions. It provides customers with a leap forward in capability while keeping the robust design of previous tool generations. The Nova i500 offers a convenient migration path from Nova’s previous Integrated Metrology tool – the NovaScan 3090Next – which currently dominates the Integrated Metrology market and is the benchmark for outstanding reliability and low cost of ownership.
“The demand for a fast integrated metrology tool that combines precise and sensitive metrology performance along with uncompromised requirements for reliability and Cost of Ownership have become the market standard.  Moving to advanced technology nodes will require larger sampling schemes that include Optical CD measurements in order to control the ever tightening CMP process specs. Nova i500 core technology meets all of these requirements for advanced process control both in the Foundries and Memory market segments. We are pleased to see that our customers appreciate our proven record and market leadership and decided to keep ordering Nova’s latest advanced integrated tool that will assist them to be competitive in their respective markets”, said Eitan Oppenhaim, EVP, Global Business Group.

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to:  our dependency on two product lines; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on OEM suppliers; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; our dependency on our key employees; risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities that may affect our sales in Asia; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations; and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31,2010 filed with the Securities and Exchange Commission on March 30, 2011. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.